Exhibit 99.1

Indonesia Energy Corporation Announces Appointment of
Michael L. Peterson to Board of Directors

Experienced energy industry and finance executive to serve as
Chairman of IEC’s Audit Committee

JAKARTA, INDONESIA AND DANVILLE, CA, Monday, January 25, 2021 - Indonesia Energy Corporation (NYSE American: INDO) (“IEC”), an oil and gas exploration and production company focused on Indonesia, today announced that the company’s Board of Directors has appointed Michael L. Peterson to the Board. Mr. Peterson will serve as an independent Board member and will also serve as the Chairman of the Audit Committee of the Board of Directors.

Mr. Peterson has over 30 years of experience in executive management positions in all aspects of the energy industry and finance industries, having served as a director and officer of several public companies, including Pedevco Corp. (NYSE American: PED), TRxADE Group, Inc. (NASDAQ: MEDS) and Aemetis, Inc. (formerly AE Biofuels Inc.) (NASDAQ:AMTX). Mr. Peterson also has financial industry experience including over 10 years at Goldman Sachs where he served as Vice President and subsequently serving as First Vice President at Merrill Lynch.

Dr. Wirawan Jusuf, Chairman and CEO of IEC, commented, “We are pleased to welcome Michael to the IEC Board of Directors. We believe his experience will greatly assist IEC in its financial and governance activities as we move to deliver on our business plans to generate positive operating cash flow within the next 12 months.”

Mr. Frank Ingriselli, President of IEC, added, “I am very excited that Michael will be joining IEC as a new Director and the financial expert on the Board. I have known and worked with Michael for over 10 years in California, including working together when we founded Pedevco in 2010 and together ran that company for over 8 years. I believe that Michael’s global experience, including in Asia, will assist IEC as we enter 2021 with the goal of implementing our new drilling plans and increasing our production at Kruh Block and growing shareholder value.”

Mr. Peterson joins the IEC Board of Directors following the voluntary resignation of Roderick de Greef from the Board of Directors for personal reasons. Dr. Jusuf continued, “On behalf of our entire Board of Directors, I would like to thank Roderick de Greef his service and contributions to IEC as an independent director and audit committee chairman, and we wish him the best in his future endeavors.”

About Indonesia Energy Corporation Limited

Indonesia Energy Corporation Limited (NYSE American: INDO) is a publicly traded energy company engaged in the acquisition and development of strategic, high growth energy projects in Indonesia. IEC’s principal assets are its Kruh Block (63,000 acres) located onshore on the Island of Sumatra in Indonesia and its Citarum Block (1,000,000 acres) located onshore on the Island of Java in Indonesia. IEC is headquartered in Jakarta, Indonesia and has a representative office in Danville, California. For more information on IEC, please visit www.indo-energy.com.

Cautionary Statement Regarding Forward-Looking Statements

All statements in this press release of Indonesia Energy Corporation Limited (“IEC”) and its representatives and partners that are not based on historical fact are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and the provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Acts”). In particular, when used in the preceding discussion, the words “estimates,” “believes,” “hopes,” “expects,” “intends,” “plans,” “anticipates,” or “may,” and similar conditional expressions are intended to identify forward-looking statements within the meaning of the Acts, and are subject to the safe harbor created by the Acts. Any statements made in this news release other than those of historical fact, about an action, event or development, are forward-looking statements. While management has based any forward-looking statements contained herein on its current expectations, the information on which such expectations were based may change. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of risks, uncertainties, and other factors, many of which are outside of the IEC’s control, that could cause actual results (including, without limitation, any impact of the new board member described herein) to materially and adversely differ from such statements. Such risks, uncertainties, and other factors include, but are not necessarily limited to, those set forth in the Risk Factors section of the Company’s Form 20-F for the fiscal year ended December 31, 2019 filed with the Securities and Exchange Commission (SEC). Copies of the Company’s SEC reports are available on the SEC’s website, www.sec.gov, as well as the Company’s website, www.indo-energy.com. IEC undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Company Contact:

Frank C. Ingriselli

President, Indonesia Energy Corporation Limited

Frank.Ingriselli@Indo-Energy.com